Notice to ASX/LSE Page 1 of 2 Statement on amended assessments 2 March 2021 The Australian Taxation Office (ATO) has issued Rio Tinto Limited with amended assessments of A$359.4m (US$279.8m) primary tax and A$47.1m (US$36.7m) of interest. This is in addition to the more than A$8.4bn (US$6.4bn) of Australian income tax paid during the relevant period. The assessments relate to the denial of interest deductions on an isolated borrowing used to pay an intragroup dividend in 2015. This borrowing was repaid in 2018. Borrowing to fund the payment of a dividend is a normal commercial practice. Rio Tinto is confident of its position and will dispute the assessments. In accordance with the usual practice Rio Tinto will pay 50% of the primary tax up-front as part of the objections process. EXHIBIT 99.2

Page 2 of 2 Contacts media.enquiries@riotinto.com riotinto.com Follow @RioTinto on Twitter Media Relations, United Kingdom Illtud Harri M +44 7920 503 600 David Outhwaite T +44 20 7781 1623 M +44 7787 597 493 Media Relations, Americas Matthew Klar T +1 514 608 4429 Media Relations, Asia Grant Donald T +65 6679 9290 M +65 9722 6028 Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412 Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978 Clare Peever M: +44 7788 967 877 Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948 Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404 This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.